Exhibit 99.1

PRESS RELEASE

Affimed Announces Annual General Meeting of Shareholders

Mannheim, Germany, May 28, 2024 – Affimed N.V. (Nasdaq: AFMD) (“Affimed”, or the “Company”), a clinical-stage immuno-oncology company committed to giving patients back their innate ability to fight cancer, announced today that its 2024 Annual General Meeting of Shareholders (the “Annual Meeting”) will be held on June 26, 2024 at 09:00 a.m. CET at the offices of De Brauw Blackstone Westbroek N.V., Burgerweeshuispad 201, 1076 GR Amsterdam, the Netherlands.

The notice and agenda of the Annual Meeting are available on Affimed’s website at https://www.affimed.com/investors/ under “Annual General Meeting 2024”, as well as the SEC’s website at www.sec.gov.

About Affimed N.V.

Affimed (Nasdaq: AFMD) is a clinical-stage immuno-oncology company committed to giving patients back their innate ability to fight cancer by actualizing the untapped potential of the innate immune system. The Company’s innate cell engagers (ICE®) enable a tumor-targeted approach to recognize and kill a range of hematologic and solid tumors. ICE® are generated on the Company’s proprietary ROCK® platform which predictably generates customized molecules that leverage the power of innate immune cells to destroy tumor cells. A number of ICE® molecules are in clinical development, being studied as mono- or combination therapy. Headquartered in Mannheim, Germany, Affimed is led by an experienced team of biotechnology and pharmaceutical leaders united by a bold vision to stop cancer from ever derailing patients’ lives. For more about the Company’s people, pipeline and partners, please visit: www.affimed.com.

Investor Contact

Alexander Fudukidis

Director, Head of Investor Relations

a.fudukidis@affimed.com

Tel.: +1 (917) 436-8102